SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e‑4) Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Rocket Fuel Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value
(Title of Class of Securities)
773111109 (CUSIP Number of Class of Securities’ Underlying Common Stock)

E. Randolph Wootton III Chief Executive Officer Rocket Fuel Inc. 1900 Seaport Blvd. Redwood City, CA 94063 (650) 595-1300
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Steven E. Bochner Rachel B. Proffitt Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304-1050 (650) 493-9300		JoAnn C. Covington Senior Vice President, General Counsel and Corporate Secretary Rocket Fuel Inc. 1900 Seaport Blvd Redwood City, CA 94063 (650) 595-1300
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$19,653,934	$1,979.16
* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,191,419 shares of Common Stock of Rocket Fuel Inc. having an aggregate value of $19,653,934 as of May 9, 2016 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $100.70 for each $1,000,000 of the value of this transaction.
☐Check the box if any part of the fee is offset as provided by Rule 0‑11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing party: Not applicable.
Date filed: Not applicable.
☐Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐third party tender offer subject to Rule 14d‑1.
☐issuer tender offer subject to Rule 13e‑4.
☐going-private transaction subject to Rule 13e‑3.
☐amendment to Schedule 13D under Rule 13d‑2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO relates to an offer by Rocket Fuel Inc., a Delaware corporation (“Rocket Fuel” or the “Company”), to exchange (the “Exchange Offer”) certain outstanding options (the “Eligible Options”) to purchase shares of the Company’s common stock, whether vested or unvested, that (i) have an exercise price greater than or equal to $3.50 per share, (ii) were granted under Company's 2008 Equity Incentive Plan or 2013 Equity Incentive Plan on or before December 31, 2015, and (iii) are held by Eligible Option Holders (as defined below) who are providing service to Rocket Fuel or any of its subsidiaries (collectively, the “Rocket Fuel Group”), except as otherwise described in the Offer to Exchange (as defined below).

An “Eligible Option Holder” is an employee of the Rocket Fuel Group as of the start of the offer and through the expiration of the offer. The Company’s Chief Executive Officer, the non-employee members of the Company’s board of directors and the Company’s consultants are not Eligible Option Holders and may not participate in the offer.

The Eligible Options may be exchanged for new stock options (the “New Options”) upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for New Options, dated May 13, 2016 (the “Offer to Exchange”), attached hereto as Exhibit 99.(a)(1)(A); (ii) the Form of Cover E-mails, attached hereto as Exhibit 99.(a)(1)(B); (iii) the Election Form, attached hereto as Exhibit 99.(a)(1)(C); and (iv) the Withdrawal Form, attached hereto as Exhibit 99.(a)(1)(D). The following disclosure materials were also made available to Eligible Option Holders: (i) the Form of Confirmation E-mails, attached hereto as Exhibit 99.(a)(1)(E); (ii) the Form of Reminder E-mails, attached hereto as Exhibit 99.(a)(1)(F); and (iii) the Screenshots from the Offer Website, attached hereto as Exhibit 99.(a)(1)(G). These documents, including any and all schedules, annexes and exhibits thereto, as may be amended or supplemented from time to time, collectively constitute the “Disclosure Documents.”

The information in the Disclosure Documents is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1.	Summary Term Sheet.
The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.
Rocket Fuel is the issuer of the securities subject to the Exchange Offer. Its principal executive office is 1900 Seaport Boulevard, Redwood City, California 94063, and the telephone number at that address is (650) 595‑1300. The information set forth in the Offer to Exchange under the caption “The Offer” titled “Information concerning Rocket Fuel” is incorporated herein by reference.

(b)	Securities.
The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the New Options to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the unexercised options tendered by Eligible Option Holders and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “Number of awards; expiration date,” “Acceptance of options for exchange and issuance of new options,” “Source and amount of consideration; terms of new options” and “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(c)	Trading Market and Price.
The information set forth in the Offer to Exchange under the caption “The Offer” titled “Price range of shares underlying the options” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.
The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference.
Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms.
The information set forth in the sections of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and “Risks of Participating in the Offer” and the sections under the caption “The Offer” titled “Eligibility,” “Number of awards; expiration date,” “Purposes of the offer,” “Procedures for electing to exchange options,” “Withdrawal rights and change of election,” “Acceptance of options for exchange and issuance of new options,” “Conditions of the offer,” “Price range of shares underlying the options,” “Source and amount of consideration; terms of new options,” “Information concerning Rocket Fuel,” “Interests of directors and executive officers; transactions and arrangements concerning the options,” “Status of options acquired by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material U.S. federal income tax consequences,” “Extension of offer; termination; amendment,” “Fees and expenses,” “Additional information,” “Financial statements,” “Miscellaneous” and Schedule B attached to the Offer to Exchange is incorporated herein by reference.

(b)	Purchases.
The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e)	Agreements Involving the Subject Company’s Securities.
The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “Source and amount of consideration; terms of new options” and “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference. The eligible option plans and related form of agreement thereunder are incorporated herein by reference as Exhibits (d)(1) and (d)(2) and contain information regarding the subject securities.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.
The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the section under the caption “The Offer” titled “Purposes of the offer” is incorporated herein by reference.

(b)	Use of Securities Acquired.
The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “Acceptance of options for exchange and issuance of new options” and “Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c)	Plans.
The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the section under the caption “The Offer” titled “Purposes of the offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.
The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “Source and amount of consideration; terms of new options” and “Fees and expenses” is incorporated herein by reference.

(b)	Conditions.
The information set forth in the section of the Offer to Exchange under the caption “Conditions of the offer” is incorporated herein by reference.

(d)	Borrowed Funds.
Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership.
The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b)	Securities Transactions.
The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.
Not applicable.

Item 10.	Financial Statements.

(a)	Financial Information.
The information set forth in Schedule B to the Offer to Exchange and in the sections of the Offer to Exchange under the caption “The Offer” titled “Information concerning Rocket Fuel,” “Additional information” and “Financial statements” is incorporated herein by reference.

(b)	Pro Forma Information.
Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.
The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” and “Legal matters; regulatory approvals” is incorporated herein by reference.

(c)	Other Material Information.
The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Shelf Registration Statement” is incorporated herein by reference.

Item 12.	Exhibits.
The Index to Exhibits attached to this Tender Offer Statement on Schedule TO is incorporated herein by reference.

Item 13.	Information Required by Schedule 13E‑3.
(a)    Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ROCKET FUEL INC.

/s/ Rex S. Jackson
Rex S. Jackson
Chief Financial Officer

Date: May 13, 2016

INDEX TO EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options, dated May 13, 2016.
99.(a)(1)(B)	Form of Cover Emails.
99.(a)(1)(C)	Election Form.
99.(a)(1)(D)	Withdrawal Form.
99.(a)(1)(E)	Form of Confirmation E-mails.
99.(a)(1)(F)	Form of Reminder E-mails.
99.(a)(1)(G)	Screenshots from Offer Website.
99.(b)	Not applicable.
99.(g)	Not applicable.
99.(h)	Not applicable.